UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For the Period Ended: June 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

METAL SKY STAR ACQUISITION CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

221 River Street, 9th Floor

Address of Principal Executive Office (Street and Number)

Hoboken, New Jersey 07030

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Metal Sky Star Acquisition Corporation (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 within the prescribed time period without unreasonable efforts or expenses because additional time is required to complete the Registrant’s financial statements and solicit and obtain the necessary review of the subject report and signatures thereto in time for filing. The Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 will be filed as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Wenxi He	+86 (332)	237-6141
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Form 12b-25 may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21 of the U.S. Exchange Act of 1934, as amended. Forward-looking statements may generally be identified by the use of words such as “will,” “anticipate,” “expect,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to the Registrant’s expectations regarding its financial information and the Registrant’s expectations as to the timing of the filing of the Form 10-Q for the quarter ended June 30, 2025, which reflect the Registrant’s expectations based upon currently available information and data. These statements are based on various assumptions, whether or not identified in this Form 12b-25, made by the Registrant’s management, including but not limited to the completion of the Registrant’s final closing procedures and audit of the Registrant’s financial statements for the quarter ended June 30, 2025. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results may differ materially from expectations expressed in or implied by the forward-looking statements.

METAL SKY STAR ACQUISITION CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2025	By	/s/ Wenxi He
	Name:	Wenxi He
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)